SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO SECTION 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO SECTION 240.13d-2(a)

Avatech Solutions, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

05349Y104

(CUSIP Number)

Christopher Olander

12407 Garrison Forest Road

Owings Mills, Maryland 21117

410-429-0307

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Page 2 of 11 Pages

CUSIP No. 05349Y104
1	Names of reporting persons Willis James Hindman
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 383,125 (see Item 3)
	8	Shared voting power 0
	9	Sole dispositive power 383,125
	10	Shared dispositive power 783,125 (see Item 3)
11	Aggregate amount beneficially owned by each reporting person 783,125 (see Item 3)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 4.6% (see Item 3)
14	Type of reporting person (see instructions) IN

Page 3 of 11 Pages

CUSIP No. 05349Y104
1	Names of reporting persons Donald R. Walsh
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States Citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 650,000 (see Item 3)
	8	Shared voting power 0
	9	Sole dispositive power 250,000 (see Item 3)
	10	Shared dispositive power 400,000 (see Item 3)
11	Aggregate amount beneficially owned by each reporting person 650,000 (see Item 3)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 3.8% (see Item 3)
14	Type of reporting person (see instructions) IN

Page 4 of 11 Pages

CUSIP No. 05349Y104
1	Names of reporting persons Henry D. Felton
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 912,300
	8	Shared voting power 78,120
	9	Sole dispositive power 912,300
	10	Shared dispositive power 78,120
11	Aggregate amount beneficially owned by each reporting person 990,420
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 5.8%
14	Type of reporting person (see instructions) IN

Page 5 of 11 Pages

CUSIP No. 05349Y104
1	Names of reporting persons Hindman Family Dynasty Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Trust formed under Maryland law
Number of shares beneficially owned by each reporting person with	7	Sole voting power 455,148 (see Item 3)
	8	Shared voting power 0
	9	Sole dispositive power 455,148 (see Item 3)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 455,148 (see Item 3)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 3.0%
14	Type of reporting person (see instructions) OO

Item 1	Security and Issuer

Common Stock, par value $.01 per share

Avatech Solutions, Inc.

10715 Red Run Blvd.

Owings Mills, Maryland 21117

Item 2	Identity and Background

(a)	W. James Hindman

(b)	2322 Nicodemus Road

Westminster, Maryland 21157

(c)	Retired

(d)	Mr. Hindman has not, during the last five years, been convicted in a criminal proceeding.

(e)	Mr. Hindman has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen

(a)	Donald R. Walsh

(b)	3507 Bayshore Blvd., Unit 1002

Tampa, Florida 33629

(c)	Retired. From December, 2002 until July 31, 2007, Mr. Walsh was employed as the Chief Executive Officer of the Issuer.

(d)	Mr. Walsh has not, during the last five years, been convicted in a criminal proceeding.

(e)	Mr. Walsh has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen

(a)	Henry D. Felton

(b)	13001 Dover Road

Reisterstown, Maryland 21136

(c)	Retired

(d)	Mr. Felton has not, during the last five years, been convicted in a criminal proceeding.

(e)	Mr Felton has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f)	United States citizen

(a)	Hindman Family Dynasty Trust

(b)	2322 Nicodemus Road

Westminster, Maryland 21157

(c)	Not applicable

(d)	Not applicable

(e)	Maryland trust

Item 3.	Source and Amount of Funds or Other Consideration

In the case of each individual reporting person, the source and amount of funds used in making purchases of the Issuer’s Common Stock was personal funds, in the following amounts:

W. James Hindman	$161,766	*
Donald R. Walsh	370,000	**
Henry D. Felton	1,203,290	***
Hindman Family Dynasty Trust	23,327	****

*	Includes $97,831 upon the conversion of the Issuer’s Series D Preferred Stock issued to him, plus an aggregate exercise price of 56,748 for options granted to him, the exercise prices of which range from $.49 to $3.81.
**	Mr. Walsh was granted 50,000 and 100,000 options to purchase shares of the Issuer’s Common Stock at $.60 and $.40 per share, respectively. In addition, Mr. Walsh was issued $500,000 shares in lieu of one year of severance compensation at a value of $300,000, or $.60 per share.
***	Mr. Felton is deemed to have acquired 674,464 shares in lieu of cash compensation, at an average per share price of $.67. In addition, he is entitled to receive 162,836 and 75,000 shares upon conversion of Series D and Series E Preferred Stock, respectively. In addition, Mr. Felton’s spouse owns 78,120 shares for $46,872.
****

The Hindman Family Dynasty Trust received shares of the Issuer’s Common Stock in a series of transfers of shares of the Common Stock by the grantor of the trust, W. James Hindman, to the trust. In addition, the Trust holds warrants entitling it to purchase 38,878 shares at $.60 per share. The Hindman Family Dynasty Trust is an irrevocable trust of which Mr. Hindman’s adult son,

Timothy Hindman, is trustee. Other than through the trust’s status as a member of the Group, Mr. Hindman disclaims beneficial ownership of shares of the Issuer’s Common Stock held by the trust.

Item 4.	Purpose of Transaction

On February 24, 2010, a group comprised of the persons and entities listed and described in response to Item 2 (the “Group”) was formed for one or more of the purposes enumerated below.

Additional individuals or entities may, in the future, become a part of the Group, in which case this Schedule 13D will be promptly amended to reflect any such additional members of the Group. The purposes of the formation of the Group include one or more of the following:

A.	To effectuate a sale of all shares of the Issuer owned by members of the Group, either through direct sales, market transactions, or a business combination resulting in the receipt of cash and/or marketable securities by members of the Group, and/or

B.	To influence, and if possible work with, management of the Issuer to pursue strategies with the purpose of enhancing shareholder value, including but not limited to a merger, sale, or reorganization involving the Issuer, and to contact other shareholders regarding potential strategies to increase shareholder value, and/or

C.	To engage in discussions with third parties with respect to the purposes enumerated in Items 4.A. and 4.B. above, solely in the Group members’ capacities as shareholders of the Issuer and not in any capacity that states or implies that any member of the Group is acting for or on behalf of the Issuer, its Board of Directors, or its management.

Other than through the exercise of warrants to purchase shares of the Issuer’s Common Stock pursuant to (i) the exercise of warrants and options, issued and outstanding prior to formation of the Group, to purchase shares of the Issuer’s Common Stock, or (ii) acquisition of shares of such Common Stock pursuant to conversion rights set forth in any series of convertible preferred stock of the Issuer issued prior to formation of the Group, no member of the Group has any intention to purchase additional shares of the Issuer’s Common Stock. Members of the Group may dispose of securities of the Issuer from time to time in future open-market, privately negotiated or other transactions.

Except as disclosed above, none of the members of the Group have any plans or proposals of the type described in (a)-(j) of Item 4.

Item 5	Interest in Securities of the Issuer.

(a)	The aggregate number and percentage of the Issuer’s Common Stock identified in response to Item 1 beneficially owned by each person named in Item 2 and by the Group, is as follows:

Name	Number of Shares		Percentage of Class
W. James Hindman	783,125	*	4.6	%*
Donald R. Walsh	650,000	*	3.8	%*
Henry D. Felton	990,420	**	5.8%
Hindman Family Dynasty Trust	455,148	***	2.7%
Group	2,878,693	*	16.8	%*

*	In a private transaction, Mr. Walsh pledged to Mr. Hindman as security 400,000 shares of the Common Stock of the Issuer owned by Mr. Walsh. Beneficial ownership of the pledged shares are included in the total and percentage numbers for both Mr. Hindman and Mr. Walsh. If the pledged shares are deducted from Mr. Hindman’s beneficial share ownership (and the percentage of class), Mr. Hindman’s beneficial share ownership and percentage of class would be 383,125 and 2.2%, respectively, and the total share beneficial ownership of the Group, and its percentage of issued and outstanding shares, would be 2,478,945 and 14.5%, respectively.
**	Mr Felton owns 674,464 shares, plus 162,836 and 75,000 shares issuable upon conversion of the Issuer’s Series D and Series E Preferred Stock, respectively, and is deemed to beneficially own 78,120 shares of the Issuer’s Common Stock held by his spouse.
***	The Trust owns 416,270 shares of the Issuer’s Common Stock and a warrant to purchase an additional 38,878 shares.

(b)	For the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition or shared power to dispose or direct the disposition, see cover page 2, Items 7-10.

(c)	None

(d)	None

(e)	Not applicable

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The persons identified in response to Item 2 have verbally formed a “group,” as such term is used in Regulation 13d and Schedule 13D, for the purpose of acting in concert to effectuate one or more purposes of the formation of the group as enumerated in Item 4. Each member of the group has confirmed this, and authorized the filing of this Schedule 13D. See Exhibit A to this Schedule 13D.

Item 7	Material to be Filed as Exhibits.

Attached hereto as Exhibit A are written declarations by each group member confirming membership in the group and authorizing the filing of this Schedule 13D on their behalf.

[Signature pages follow this page]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 4, 2010
Date

/S/ W. JAMES HINDMAN
Signature
W. James Hindman
Name and Title (if applicable)

March 4, 2010
Date

/S/ DONALD R. WALSH
Signature
Donald R. Walsh
Name and Title (if applicable)

March 4, 2010
Date

/S/ HENRY D. FELTON
Henry D. Felton
Name and Title (if applicable)

March 4, 2010
Date

/S/ TIMOTHY HINDMAN
Timothy Hindman, Trustee of the
Hindman Family Dynasty Trust

Exhibit A to Schedule 13D

I hereby agree that I am a member of a group (as that term is used and defined under the Securities Exchange Act of 1934) that will be filing a joint Schedule 13D with the Securities and Exchange Commission, and agree that such Schedule is being filed on behalf of myself and other members of such group.

March 4, 2010
Date

/S/ W. JAMES HINDMAN
Signature
W. James Hindman
Name

March 4, 2010
Date

/S/ DONALD R. WALSH
Signature
Donald R. Walsh
Name

March 4, 2010
Date

/S/ HENRY D. FELTON
Henry D. Felton
Name

March 4, 2010
Date

/S/ TIMOTHY HINDMAN
Timothy Hindman, Trustee of the
Hindman Family Dynasty Trust